`[DYNASIL LETTERHEAD]

FOR TRANSMISSION VIA EDGAR SYSTEM

                              March 26, 2007

United States Securities and Exchange Commission
Washington, DC 20549-7010
         Attention:     Mr. John Cash
                            Accounting Branch Chief
                            Mail Stop 7010

Re: Comment Letter dated March 14, 2007 to Dynasil Corporation of America

Dear Mr. Cash:

We are in receipt of your comment letter dated March 14, 2007 in response to our response letter dated February 19, 2007. We have reviewed your additional comments and have the following responses:

Form 10-QSB for the Period ended December 31, 2006

1.  Tandy" language as you requested is included at the end of this letter.

Note 2 - Business Acquisition, page 7

2. Future filings will be revised to provide pro forma information for the corresponding period in the preceding year as required by paragraph
58(b) of SFAS 141. Pro Forma information relating to the current fiscal year was not applicable because the acquisition occurred at the beginning of our current fiscal year.

3. In connection with our acquisition of EMF, the following are our responses to your comments:

a. Dynasil Corporation of America ("Dynasil") purchased 100% of the stock of Evaporated Metals Corporation ("EMF") on October
2, 2006, for a purchase price of $1,100,000. The total purchase price including acquisition costs was $1,194,890.

b. Concurrently, on October 2, 2006, Dynasil, through its new wholly owned subsidiary, EMF, obtained bank financing of $1,050,000.
Dynasil is the guarantor of the new debt. At Dynasil's direction, the proceeds of that borrowing were disbursed as follows:
     i.       Pay off  assumed liabilities of the former EMF company of
     $530,000
     ii. Pay the balance of the purchase price due to the former owner of EMF of $520,000.
c. The real property securing the new mortgage was valued significantly higher than the value of the liabilities Dynasil assumed as part of the acquisition, which allowed Dynasil to finance part of the purchase price, through EMF, its new wholly owned subsidiary.
     i.       The debt of $520,000 was pushed down to EMF
     ii.      The net investment by Dynasil to EMF was $674,890

d.       With respect to the purchase price allocation in Note 2:
     i.       The new $1,050,000 mortgage is not included in the
     allocation as it was not a liability of the former EMF
     company and therefore, is not a liability assumed.
     ii.      The current liabilities assumed of $1,063,031
     should be classified as follows:
      1.       Accounts payable/accrued expenses  $ 432,553
      2.       Other liabilities                                  74,227
      3.       Short-term borrowings                       170,380
      4.       Long term borrowings                        385,871
                                                                  ------------
          Total liabilities assumed                      $1,063,031
                                                                  =======
     iii.  Future filings will be revised to provide clarification.

Item 3 - Controls and Procedures, page 13

4. a. We acknowledge the incorrect reference to the Exchange Act Rules in our disclosure and understand that the disclosure controls and procedures are defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e), as indicated by Item 307 of Regulation S-B.

b.       We further acknowledge our understanding of the requirements of
Item 307 and hereby confirm that the Company's Chief Executive
Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as required by Item 307 of Regulation S-B as of the end of the reporting period and we have concluded that the Company's disclosure controls and procedures were effective as of the end of the reporting period, currently
December 31, 2006.

c. Based on our review of and response to your comments, we also confirm that our future filings will be revised to read as follows:

"We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. As required by Rule 13a-15(e) under the Exchange Act, our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of the end of the period covered by the report and have determined that such disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting in connection with this evaluation that occurred during our last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

Exhibits 31.1 (a) and 31.1(b)

4. As required by Rule 13a-14(a) or 15d-14(a) of Regulation S-B, we understand that the certification language is required to conform exactly with the applicable rules. The reference to a "quarterly" report in paragraph 2 of the certifications included with our Form 10-QSB filing for the period ended December 31, 2006 was inadvertently not removed.

We hereby confirm that the certification language in our future filings will conform exactly to the applicable rules.


In connection with our responses above and in our letter dated February 19, 2007, to your comments, Dynasil Corporation of America (the "Company") hereby acknowledges that:

..   The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

..   SEC Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

..   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



If you have any questions or comments with regard to the foregoing, please do not hesitate to contact the undersigned at any time.

                         Very truly yours,

                         DYNASIL CORPORATION
                         OF AMERICA


                         By        /s/ Craig T. Dunham

                                  Craig T. Dunham,
                                  President



                         By        /s/ Laura Lunardo

                                  Laura Lunardo, Chief
                                  Financial Officer

Cc:      Gerald Chalphin, Esq.
          Haefele, Flanagan, p.c.